SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 31 March 2006
NORSK HYDRO ASA

(Translation of registrant’s name into English)
Drammensveien 264, Vaekero
N-0240 OSLO
Norway

(Address of principal executive offices)
001-09159
(Commission File Number)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
               Form 20-F   ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes  ☐                     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2   Hydro’s quarterly report 1st quarter 2006

OPERATING REVENUES	OPERATING INCOME	EARNINGS PER SHARE 4)

Consolidated results (US GAAP)

	First quarter			Year
	2006	2006	2005	2005
Million, except per share data	NOK	EUR1)	NOK	NOK

Operating revenues	55,416	6,965	42,152	174,201

Operating income	17,867	2,246	11,754	46,432
Non-consolidated investees	316	40	213	619
Financial income expense), net	759	95	(910)	(1890)
Other income (loss), net	—	—	—	990

Income before tax and minority interest	18,943	2,381	11,057	46,152

Income tax expense	(13,117)	(1,649)	(7,283)	(30,317)
Minority interest	43	5	(81)	(118)

Income before cumulative effect of change in accounting principle	5,869	738	3,693	15,716

Cumulative effect of change in accounting principles	—	—	—	(78)

Net income	5,869	738	3,693	15,638

Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) 2)	23.50	2.95	14.70	62.70
Basic and diluted earnings per share (in NOK and Euro) 2)	23.50	2.95	14.70	62.40

Financial data

Investments — million	4,445	559	3,464	41,110
Adjusted net interest-bearing debt/equity 3)	0.17	0.17	0.07	0.31
Debt/equity ratio	0.25	0.25	0.29	0.28

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2006, which was 7.9561.
2)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
3)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See table “Adjusted net interest-bearing debt to equity” later in this report.
4)	Earnings per share before change in accounting principles.
All comparative figures are for the corresponding period in 2005 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2006 presentation.

Hydro’s quarterly report 1st quarter 2006   3
Hydro’s net income for the first quarter of 2006 amounted to NOK 5,869 million (NOK 23.50 per share).
Operating income for the first quarter of 2006 amounted to NOK 17,867 million, compared with NOK 11,754 million in the first quarter of 2005. The first quarter marks another all-time high for Hydro, with record results driven by high oil and gas prices combined with good cost control. Higher aluminium prices and solid operational performance contributed to improved earnings for Aluminium Metal, partly offset by higher raw material and power costs. Higher volumes improved the result for Hydro’s Aluminium Products operations but increased metal prices had a negative impact on margins. Operating income for the first quarter of 2006 was also impacted by substantial unrealized gains on derivative contracts relating to commercial contracts and operational hedges.
“Hydro is enjoying record-level prices for both our energy and aluminium operations, and I am also pleased with our high production for oil, gas and aluminium, as well as our operational performance,” President and Chief Executive Officer Eivind Reiten says. “Capturing value from our enlarged oil and gas portfolio, further strengthening our resource base and improving the profitability for Aluminium are at the top of our agenda going forward.”
Operating income for Oil & Energy reached an all time high, amounting to NOK 14,126 million for the quarter. Hydro realized an average oil price 1) of US dollar 60.6 per barrel in the first quarter of 2006, an increase of 31 percent compared with the first quarter of 2005, and 9 percent higher than in the fourth quarter of 2005. Realized gas prices increased 48 percent to NOK 2.17 per standard cubic meter (Sm3) in the first quarter of 2006, compared with the first quarter of 2005. Oil and gas production averaged 610,000 barrels of oil equivalents (boe) per day during the first quarter of 2006, up 26,000 boe per day from the first quarter of 2005 and an increase of 21,000 boe per day compared with the fourth quarter of 2005.
The Ormen Lange/Langeled project has reached a phase with very high activity levels. At the end of March, the project was 67 percent complete, in line with the schedule and budget. Exploration activity proceeded at a high level during the quarter and Hydro secured new exploration acreage in the Gulf of Mexico (GoM), on the Norwegian Continental Shelf (NCS) and in Denmark.
Operating income for Hydro’s total aluminium activities amounted to NOK 2,384 million for the first quarter of 2006, compared with NOK 1,341 million in the first quarter of 2005.
During the first quarter of 2006, Hydro’s Aluminium business area was divided into two separate business areas to ensure dedicated management focus on the distinctly different challenges in each area. Aluminium Metal consists of the upstream operations, while Aluminium Products comprises the Rolled Products, Extrusion and Automotive sectors.
Efforts to reposition the upstream business continue. The European smelter system is being restructured to strengthen Hydro’s competitive position, and plans to build a world-class aluminium plant in Qatar are on track. As communicated on Hydro’s Capital Market Day in December 2005, the focus downstream is on cash generation; new investments will be limited and under performing units will be turned around, closed or sold.
Operating income for Aluminium Metal amounted to NOK 2,040 million in the quarter, compared with NOK 1,068 million in the first quarter of 2005. Increased aluminium prices was the main contributor to the improved results for Aluminium Metal. The results were negatively impacted by increased raw material and energy costs as well as costs related to plant closures. Hydro’s primary aluminium production increased to 449,000 metric tons (mt) in the first quarter, 5,000 mt higher than the first quarter of 2005. Hydro’s realized aluminium price strengthened 20 percent to US dollar 2,146 per mt in the first quarter of 2006, compared with US dollar 1,783 per mt in the first quarter of 2005. Measured in Norwegian kroner, the realized aluminium price increased by approximately 26 percent.
In March 2006, Qatar Petroleum and Hydro signed an agreement to form a joint venture for the development, construction and operation of a world-class aluminium plant in Qatar (Hydro’s share 50 percent). The signing of the joint venture agreement follows the heads of agreement between the partners, signed in December 2004. Production build-up from the second expansion of the Alunorte alumina refinery in Brazil (owned 34 percent by Hydro) is expected to reach full annual production capacity before the end of the second quarter of 2006. Hydro will participate in a third expansion of the refinery that will increase annual capacity by more than 50 percent.
Aluminium Products operating income amounted to NOK 452 million for the quarter, compared with operating income of NOK 279 million in the first quarter of 2005. Volumes have improved, but margins are still under pressure. Results in the first quarter of 2006 were impacted by positive metal effects within Rolled Products of NOK 349 million. Operating income also included unrealized gains on LME contracts amounting to NOK 150 million for the first quarter of 2006. In addition, costs relating to the funding of a deficit in a UK defined benefit pension plan of approximately NOK 380 million were charged to the operating income for the quarter. The charge has been reversed by an offsetting credit amount included in Corporate and eliminations for the quarter.
Outlook
Oil and gas prices are expected to remain high in 2006. Production interruptions at the Visund and Terra Nova fields are expected to have a negative effect on production in the second quarter of 2006 and planned maintenance shutdowns are expected to impact production levels for oil and gas in the next quarters. However, other fields, in particular the Hydro operated Grane field, are producing above planned levels. Hydro expects to meet its oil and gas production target for 2006 of 615,000 boe per day. Exploration activity will remain high throughout 2006, with 60 wells spudded in Norway and internationally.
Primary aluminium was trading in the range of US dollar 2,500 — 2,700 per mt

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

4  Hydro’s quarterly report 1st quarter 2006
in April, and the high aluminium price continues to reflect higher costs to produce aluminium. Financial investors have increasingly invested in long aluminium positions, adding volatility to the LME price, and this situation presents the risk of a significant correction in the market if investor sentiment changes. The outlook for 2006 signals continued global economic growth. Global consumption and production of primary aluminium are expected to increase in 2006 by approximately 6 and 5 percent, respectively, both highly dependent upon developments in China. The growth rates experienced within the rolled products and extrusion markets in the beginning of 2006 have been influenced by a positive pipeline effect as customers have replaced inventories. Margins are expected to remain under pressure as a result of continued increasing metal prices.
First quarter 2006

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income(loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	14,126	93	—	3,179	17,398
Aluminium Metal	2,040	309	—	425	2,775
Aluminium Products	452	19	—	455	926
Other activities	114	110	—	110	335
Corporate and eliminations	1,136	197	—	3	1,336

Total	17,867	729	—	4,173	22,769

Quarterly results

	2006	2005
NOK million, (except per share data)	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	55,416	45,318	44,612	42,119	42,152
Operating income	17,867	10,450	12,973	11,255	11,754
Income before cumulative effect of change in accounting principle	5,869	4,264	4,183	3,577	3,693
Earnings per share before cumulative effect of change in accounting principle (in NOK)	23.50	17.10	16.60	14.30	14.70

Earnings for non-consolidated investees amounted to NOK 316 million in the first quarter of 2006, compared with of NOK 213 million in the first quarter of 2005. The increase resulted primarily from higher earnings relating to Hydro’s S0ral smelter due to unrealized gains on power contracts and increased aluminium prices. Earnings for non-consolidated investees in the first quarter of 2006 included unrealized currency gains amounting to NOK 99 million relating to Alunorte, the Brazilian alumina refinery, compared with unrealized currency losses of NOK 10 million in the first quarter of 2005. Operating results for Alunorte declined in the quarter, offsetting the effect of the currency gains.
Net financial income for the first quarter of 2006 amounted to NOK 759 million, compared with net financial expense of NOK 910 million for the first quarter of 2005. The current quarter included a net currency gain of NOK 529 million compared with a net currency loss of NOK 951 million in the first quarter of 2005. The currency gain was mainly due to weakening of the US dollar during the quarter resulting in gains on Hydro’s US dollar denominated debt and currency contracts.
Income tax expense for the first quarter amounted to NOK 13,117 million, compared with NOK 7,283 million for the first quarter of 2005. This represents 69 percent and 66 percent of income before tax, respectively.
Cash flow from operations for the first quarter amounted to NOK 15.7 billion, compared to NOK 8.5 billion in the first quarter of 2005.
Investments amounted to NOK 4.4 billion for the quarter. Roughly 83 percent of the amount invested related to oil and gas operations.
Return on average Capital Employed (RoaCE 2)) was 5.0 percent for the first quarter based on actual earnings and capital employed for the period and has not been annualized.

2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included later in this report.

Hydro’s quarterly report 1st quarter 2006   5
Hydro Oil & Energy
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	13,102	9,057	40,594
Energy and Oil Marketing	967	1,046	3,575
Eliminations	57	(261)	(719)

Total	14,126	9,842	43,451

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	16,100	11 ,456	50,601
Energy and Oil Marketing	1,241	1,220	4,456
Eliminations	57	(261)	(719)

Total	17,398	12,416	54,339

	First quarter		Year
	2006	2005	2005

Oil and gas production
(thousands boe/d)	610	584	563
Oil price (USD/bbll)	60.60	46.40	53.10
Oil price (NOK/bbl)	403.50	291.70	342.20
Average exchange rate USD/NOK	6.67	6.29	6.44
Gas price (NOK/Sm3)	2.17	1.47	1.52
Exploration expense (NOK million)	1,407	308	1,839

Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
First quarter operating income in 2006 amounted to NOK 14,126 million, an increase of 44 percent compared with the first quarter of 2005. The continued strong results for the quarter are mainly a result of higher oil and gas prices in addition to increased gas production. Operating income for the fourth quarter of 2005 was NOK 11,537 million.
Market developments
The European crude oil benchmark Brent Dated averaged US dollar 61.8 per barrel in the first quarter of 2006, about US dollar 14 per barrel higher than in the first quarter of 2005, and almost US dollar 5 per barrel higher than fourth-quarter prices. The US crude oil benchmark WTI delivered spot at Cushing averaged US dollar 63.3 per barrel in the first quarter of 2006, 27 percent higher than in the first quarter of 2005 and almost US dollar 3.5 per barrel higher than fourth-quarter prices. During the first quarter, prices were driven upwards due to heavy buying of crude oil future contracts by financial investors, geopolitical concerns over supply shortages in Nigeria and Iran, and strengthening US gasoline prices.
Hydro realized average crude oil prices1) during the first quarter of 2006 of US dollar 60.6 per barrel, compared with US dollar 46.4 per barrel in the first quarter of 2005 and US dollar 55.6 per barrel in the fourth quarter of 2005. Hydro’s average realized crude oil price was US dollar 1.2 per barrel below the average Brent price, resulting mainly from a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 404 per barrel, about 38 percent higher than in the first quarter of 2005 and about 9 percent higher than in the fourth quarter of 2005.
Average spot prices for gas in Europe were significantly higher in the first quarter of 2006 compared with the first quarter of 2005, reflecting a higher general price level for gas as a result of increased oil prices. In the UK, the spot price for gas at NBP (National Balancing Point) averaged 63.4 pence per therm (approximately NOK 2.8 per Sm3) in the first quarter of 2006, an increase of 82 percent compared with the first quarter of 2005. The NBP spot price increased by 8 percent compared with the fourth quarter of 2005 due to seasonal variation in demand. In March 2006, European spot prices for gas reached exceptionally high levels due to supply constraints and cold weather, but came down significantly during the last two weeks of the quarter. In the US, the average Henry Hub spot

6   Hydro’s quarterly report 1st quarter 2006
price for gas decreased significantly compared with the exceptionally high level in the fourth quarter of 2005, but remains at a high level.
Hydro’s realized gas prices 3) in the first quarter of 2006 amounted to NOK 2.17 per Sm3, representing an increase of 48 percent compared with the first quarter of 2005 and an increase of 17 percent compared with the fourth quarter of 2005. The positive development reflected increased reference prices (oil products) for long-term gas contracts, in addition to the increase in spot prices for gas.
The average spot price in the Nordic electricity market increased to NOK 364 per MWh in the first quarter of 2006, compared with NOK 214 per MWh in the corresponding period in 2005. The increase was due to lower reservoir levels compared to the prior year in addition to the impact of higher CO2 quota prices. The spot price averaged NOK 255 per MWh in the fourth quarter of 2005.
Business development
In March 2006, Hydro was the high bidder on 14 leases in the Central Gulf lease sale 198, of which 11 blocks are in deep water and three blocks are on the Gulf of Mexico Shelf. Hydro will be the operator of 10 of the leases. Each of the bids will go through an evaluation process before the lease is awarded by the US Minerals Management Service. Hydro was awarded four partner-operated licenses in the 6th concession round in the Danish offshore sector of the North Sea. In the 19th concession round on the NCS, Hydro was awarded two operatorships in the Barents Sea.
Hydro expects to receive regulatory approval of the acquisition of a 50 percent interest in the Chinook discovery in Brazil in the second quarter.
Factors affecting developments in the coming quarters
Outages caused by the hurricanes in the fall of 2005 continue to impact production levels in the GoM. However, most of the production that was affected is expected to be back on stream by the end of the second quarter of 2006. The Lorien field in the GoM is expected to come on-stream in the second quarter with an average production of 6,500 boe per day (Hydro’s share) for the year. The Visund field on the NCS was shut down in January due to a gas leakage and is expected to resume production in the middle of June. In addition, the Terra Nova field in Canada is expected to operate at lower rates in the second quarter due to a mechanical failure that is expected to be repaired by the end of the second quarter. Planned maintenance shut downs will also impact production in the second quarter. Total production losses are expected to amount to about 40,000 barrels per day for the second quarter of 2006. Production costs excluding cost of gas for injection are expected to increase during 2006 and are estimated to be in line with the amount targeted of NOK 23 per barrel. Exploration activity is expected to continue at a high level with 60 wells spudded and expenditures reaching NOK 5 billion for 2006 as a whole.
Exploration and Production
Operating income
First quarter operating income for Exploration and Production was NOK 13,102 million, compared with NOK 10,690 million in the fourth quarter of 2005. Operating income was 45 percent higher than in the first quarter of 2005, mainly driven by higher oil and gas prices and increased gas production.
Average oil and gas production in the first quarter of 2006 reached 610,000 boe per day. Production in the first quarter increased by 26,000 boe per day compared with the first quarter of 2005, and by 21,000 boe per day compared with the fourth quarter of 2005. Severe weather and unscheduled shut downs reduced production from several fields on the NCS in the first quarter of 2006. In particular, production on the partner-operated Visund platform in the North Sea was shut down on 19 January due to gas leakage. Production from the GoM contributed 15,000 boe per day for the first quarter of 2006, which was below plan due to production outages caused by the hurricanes in the fall of 2005.
Oil production declined by 4,000 barrels per day in the first quarter of 2006 to an average of 402,000 barrels per day, compared with the first quarter of 2005 reflecting the maturing production portfolio on the NCS. Oil production declined by 3,000 barrels per day for the quarter compared with the fourth quarter of 2005. However, Grane, Hydro’s highest producing oil field, set new production records during the quarter. Total production from Grane averaged 215,000 barrels per day in the quarter contributing 82,000 barrels per day to Hydro’s equity production. In the North Sea, production from the Oseberg Vestflanken field commenced in February and from the Ringhorne East field in March. Plateau production levels (Hydro’s share) of 12,000 boe per day and 2,500 boe per day, respectively, are expected to be reached in 2007. The oil production loss from the Visund field amounted to 6,000 barrels per day in the first quarter of 2006 (Hydro’s share). Technical problems resulted in production losses of about 5,000 barrels per day (Hydro’s share) for the Terra Nova field in Canada in the first quarter of 2006. There were also minor unscheduled maintenance stops and technical problems at other fields, including the Kristin field on the NCS and fields in the GoM. In total, unscheduled shut downs and planned maintenance stops resulted in oil production losses of approximately 29,000 boe per day during the first quarter.
Average gas production in the first quarter of 2006 amounted to 208,000 boe per day, which was 30,000 boe per day higher than in the first quarter of 2005. The record high production reflected higher volumes sold to European continental customers, mainly sourced from the Kvitebjorn and Kristin fields, which came on stream in late 2004 and late 2005, respectively. Gas production from the GoM contributed approximately 9,000 boe per day in the first quarter of 2006. Gas production was 24,000 boe per day higher than in the fourth quarter of 2005.

3)	Realized gas prices include both spot market prices and long-term contract prices. Natural gas produced from fields in which Hydro has an equity interest is mainly sold under long-term contracts.

Hydro’s quarterly report 1st quarter 2006   7
Production costs 4) amounted to NOK 26.3 per boe for the first quarter of 2006, compared to NOK 25.3 per boe for 2005 as a whole. The increase mainly resulted from higher costs related to injection gas for the Grane field. Gas for injection included in average production costs amounted to NOK 6.6 per boe in the first quarter of 2006, compared with NOK 5.4 per boe for 2005 as a whole.
Hydro acquired Spinnaker Exploration Company in December 2005. A substantial portion of the purchase price has been allocated to oil and gas properties. Hydro uses the unit-of-production method to depreciate oil and gas producing properties, whereby the fields are depreciated as proven reserves are produced 5). A substantial portion of the purchase price is expected to be depreciated in a relatively short period of time. Total depreciation charges relating to GoM for the first quarter of 2006 amounted to NOK 562 million, which corresponds to approximately USD 61 per barrel. In the coming quarters, total depreciation charges will increase as production levels in the GoM increase. More than 50 percent of the fair value allocated to producing fields or fields under development is expected to be depreciated within three years of the acquisition date.
Exploration costs of NOK 1,407 million were charged to the results for the first quarter 2006, including approximately NOK 470 million related to the acquisition of seismic data formerly licensed by Spinnaker 6). Exploration costs amounted to NOK 308 million in the first quarter of 2005. Hydro participated in the completion of 11 exploration wells including exploration extensions of producing wells in the first quarter of 2006. Four wells in the GoM resulting in three discoveries. Two of the discoveries were made on the Shelf, while one successful appraisal well was drilled in deepwater (Mississippi Canyon 734). Hydro also participated in the completion of four exploration wells in Libya which are still under evaluation. On the NCS, Hydro completed an appraisal well in the Troll field, resulting in a non-commercial discovery. Hydro also completed an exploration extension on a production well in the Oseberg field, which was dry. The partner-operated PL202 Uranus well in the Barents Sea was completed with no producible hydrocarbons, and charged to expense in the first quarter of 2006. Drilling operations underway at the end of the quarter included nine wells of which seven related to Hydro’s international exploration activities. Hydro decided not to participate in the 3rd exploration phase in the Majunga license in Madagascar, charging the capitalized purchase cost of NOK 43 million to expense in the first quarter.
Unrealized losses of approximately NOK 127 million related to the Spinnaker hedge program 7) were recognized in the first quarter of 2006, compared with unrealized losses of NOK 440 million in the fourth quarter of 2005.
Adjusted EBITDA
Exploration and Production adjusted EBITDA in the first quarter of 2006 was NOK 16,100 million, an increase of 41 percent compared with the same period last year. Exploration and Production adjusted EBITDA for the fourth quarter of 2005 was NOK 13,677 million.
Energy and Oil Marketing
Operating income
Energy and Oil Marketing operating income was NOK 967 million in the first quarter of 2006, declining 8 percent compared with the first quarter of 2005. The decrease primarily related to gas activities, oil marketing and oil trading activities. Compared with the fourth quarter of 2005, operating income decreased by about 31 percent, mainly as a result of changes in forward prices affecting the marked-to-market valuation of the gas contracts portfolio.
Operating income from power activities increased 84 percent to NOK 432 million in the first quarter of 2006 compared with the same period in 2005 as a result of higher realized prices. Spot prices rose by 70 percent during the quarter, compared with the first quarter of 2005. Power production in the first quarter was 2.7 TWh, around 3 percent lower than the same period in 2005. Hydro’s reservoir levels at the end of the first quarter were below the normal level and significantly lower than at the end of the first quarter of 2005.
Operating income from gas activities was NOK 517 million in the first quarter of 2006, a decrease of 19 percent compared with the first quarter of 2005. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation increased 19 percent to NOK 521 million for the first quarter of 2006, compared with the first quarter of 2005, as a result of higher transportation volumes. In the first quarter of 2006, gas trading activities incurred an operating loss of NOK 4 million, compared with operating income of NOK 198 million in the first quarter of 2005, and operating income of NOK 549 in the fourth quarter of 2005. The operating loss for the first quarter of 2006 included provisions relating to contract disputes amounting to approximately NOK 80 million. Operating income for gas trading was also impacted by marked-

4)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

5)	See discussion included in note 1. “Summary of Significant Accounting Policies” included in Hydro’s Annual Report and Form 20-F 2005.

6)	See discussion included in note 2. “Business combinations, dispositions and demerger” included in Hydro’s Annual Report and Form 20-F 2005. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.

7)	Hydro has hedged the majority of the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (West Texas Intermediate reference) have been secured between USD 45 per boe and USD 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of USD 7.5 per million British thermal units (mmbtu). These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

8   Hydro’s quarterly report 1st quarter 2006
to-market valuations on certain gas contracts included in the total portfolio. 8) Gas contracts that are not marked-to-market increased in value during the quarter.
Operating income from oil trading activities amounted to NOK 41 million in the first quarter of 2006, declining by 61 percent compared to the exceptionally high results in the first quarter of 2005.
Oil marketing incurred an operating loss of NOK 19 million in the first quarter of 2006, a decrease of NOK 66 million compared with the first quarter of 2005 as a result of intense price competition in the Swedish gasoline retail business.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the first quarter was NOK 1,241 million, an increase of 2 percent compared with the first quarter of 2005. Adjusted EBITDA decreased by 25 percent compared with the fourth quarter of 2005.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. In addition, Energy and Oil Marketing sells power to Exploration and Production for use in their processing facilities. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as normal purchase and sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a positive effect on the operating income for Oil and Energy of NOK 57 million in the first quarter of 2006.

8)	Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.

Hydro’s quarterly report 1st quarter 2006   9
Aluminium activities
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Aluminium Metal	2,040	1,068	2,694
Aluminium Products	452	279	(175)
Eliminations	(108)	(6)	(8)

Total	2,384	1,341	2,511

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Aluminium Metal	2,775	1,636	4,821
Aluminium Products	926	806	3,231
Eliminations	(108)	(6)	(8)

Total	3,593	2,436	8,044

     See discussion pertaining to Non GAAP financial measures included later in this report.
In January 2006, Hydro reorganized its upstream and downstream aluminium operations into two separate business areas: Aluminium Metal and Aluminium Products.
Operating income from Hydro’s total aluminium operations amounted to NOK 2,384 million in the first quarter of 2006, compared with operating income of NOK 1,341 million in the first quarter of 2005.9) Results for Hydro’s aluminium metal operations improved mainly as a result of higher aluminium prices and unrealized gains on LME contracts. However, increased raw material and energy costs, as well as increased costs related to plant closures, had a negative impact on the results for the quarter. Operating income for Hydro’s aluminum products operations was positively influenced by improved, but still challenging market conditions, positive metal effects on inventory due to the increased metal prices and increased volumes. Results for the aluminium products operations were also impacted by costs relating to the funding of a deficit in a UK defined benefit pension plan.

Aluminium Metal

	First quarter		Year
NOK million	2006	2005	2005

Operating income (loss)	2,040	1,068	2,694
Adjusted EBITDA	2,775	1,636	4,821

Aluminium realized price LME (USD/mt)	2,146	1,783	1,812
USD/NOK, realized 1)	6.92	6.58	6.57
Primary production (Kmt)	449	444	1,826

1)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts).

9)	Unrealized gains and losses previously included as part of Aluminium “other and eliminations” have been allocated between the two new business areas and are included in the operating income and adjusted EBITDA amounts above. The first quarter of 2006 includes NOK 480 million and NOK 150 million on unrealized gains relating to Aluminium Metal and Aluminium Products, respectively, compared with unrealized losses NOK 167 million and unrealized gains of NOK 81 million, respectively, for the first quarter of 2005.

10 Hydro’s quarterly report 1st quarter 2006
Market developments 10)
The average market price for aluminium (LME three month average) increased by about 29 percent to US dollar 2,443 per mt in the first quarter of 2006, compared with the first quarter of 2005. The corresponding LME price measured in Norwegian kroner increased by about 38 per- cent. The price development continues to be influenced by high spot prices for alumina due to increasing imports to China, as well as increased power costs. In addition, financial investors have increasingly invested in long aluminium positions resulting in higher prices.
Including the effect of hedges, Hydro’s realized aluminium price strengthened to US dollar 2,146 per mt in the first quarter of 2006, compared with US dollar 1,783 per mt in the first quarter of 2005, an increase of 20 percent. Measured in Norwegian kroner, the realized aluminium price increased by approximately 26 percent.
Global consumption and production of primary metal increased by 6-7 percent in the first quarter of 2006, compared with the first quarter of 2005. China’s consumption as well as production of primary aluminium increased by 17 – 20 percent in 2006, compared with the same quarter in 2005.
Chinese production and exports of primary metal have been somewhat higher than expected during January and February due to high LME prices. According to Chinese import/export statistics, total net primary exports during these two months amounted to about 100,000 mt. Including scrap, semi-fabricated and finished aluminium products, China’s total aluminium trade was approximately in balance during this period.
Reported primary metal inventories increased by about 150,000 mt during the first quarter of 2006, to a level of approximately 3.1 million mt.
Operating Income
Aluminum Metal’s operating income for the first quarter of 2006 amounted to NOK 2,040 million, compared with NOK 1,068 million for the first quarter of 2005. Operating income for the first quarter of 2006 included positive effects due to a reduction in unrealized losses on LME contracts11) amounting to NOK 480 million, compared with negative effects of NOK 167 million in the first quarter of 2005. In the fourth quarter of 2005 operating income included unrealized losses on LME contracts amounting to NOK 1,120 million. During the first quarter of 2006, a large portion of the contracts outstanding at the end of the year expired and was settled. New contracts entered into during the quarter resulted in unrealized losses due to continued increase in LME prices. The unrealized losses at the end of the quarter were substantially lower than such losses at the beginning of the quarter.
Results for the first quarter of 2006 also included a realized loss of NOK 99 million on LME future contracts and a gain on US dollar forward contracts of NOK 177 million relating to the Sunndal hedge program.12) In addition, operating income for the first quarter of 2006 included an unrealized gain relating to power contracts in Germany amounting to NOK 59 million.
Costs related to the metal plant closures in Norway and Germany amounted to NOK 200 million in the first quarter.
Margins increased in the first quarter of 2006 by NOK 548 million, compared with the first quarter of 2005. Positive effects relating to higher aluminium prices and a stronger USD/NOK exchange rate were partly offset by increased raw material and energy costs.
Hydro’s primary aluminium production increased to 449,000 mt in the first quarter, an increase of 5,000 mt compared with the first quarter of
2005. Increased production relating to the Alouette expansion in Canada more than offset declines due to the closures of the Hamburger Aluminium Werk (HAW) in Germany and the Soderberg production lines at the Hoyanger plant in Norway.
Operating income from Hydro’s sourcing and trading operations amounted to NOK 203 million in the first quarter of 2006, compared with NOK 174 million in the first quarter of 2005. Unrealized losses on LME contracts and gains on currency contracts excluded from these amounts 13) amounted to a net loss of about NOK 140 million in the first quarter of 2006, compared with a corresponding net loss of about NOK 100 million in the same period of the previous year.
Adjusted EBITDA
Adjusted EBITDA for the first quarter of 2006 was NOK 2,775 million,

10)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.
11)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts mainly relating to operational hedges. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.
12)	The Sunndal hedge program (hedge accounting) will continue to impact reported results during 2006. The program is comprised of LME future contracts spread evenly over the year and US dollar forward contracts maturing mainly in the first half of the year (approximately 80 percent of the 2006 currency contracts will mature in the first half). The LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK/USD 9.4 respectively for the remainder of the program. The remaining hedged production volume for 2006 – 2007 amounted to 182,000 mt at the end of the first quarter of 2006.
13)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Hydro’s quarterly report 1st quarter 2006 11
compared with NOK 1,636 million in the first quarter of 2005. Results for non-consolidated investees amounted to NOK 230 million in the first quarter of 2006, compared with NOK 116 million in the first quarter of 2005. The increase mainly resulted from increased earnings relating to the Soral smelter (Hydro share 49,86 percent) of NOK 105 million due to unrealized gains on power contracts and increased aluminium prices. Earnings for non-consolidated investees in the first quarter of 2006 also included unrealized currency gains amounting to NOK 99 million relating to Alunorte, the Brazilian alumina refinery, compared with unrealized currency losses of NOK 10 million in the first quarter of 2005. Operating results for Alunorte declined in the quarter, offsetting the effect of the currency gains.
Improvement programs and plant closures
Hydro has concluded an agreement with the works council for the Stade aluminium plant in Germany to close the plant by the end of December 2006. Estimated social costs of the closure, amounting to EUR 38 million (NOK 300 million), will mainly impact the results for the second quarter of 2006.
Hydro’s Soderberg production line in Hoyanger in Norway was closed in February 2006. In cooperation with the unions, Hydro has entered into agreements with the municipalities in both Ardal and Hoyanger to support the communities after the closure of the Soderberg production lines. The agreements replace severance packages for the employees involved in the closures. Hydro has sought permission from the Norwegian authorities to prolong the operation of the Soderberg production lines in the Ardal plant for a period up to 9 months, until October 2007.
To partly compensate for the increased power costs in Germany, a major improvement program has been established at the Neuss smelter, which targets annual cost savings of approximately EUR 20 – 30 million (NOK 160 – 240 million).
Key development activities
In March 2006, Qatar Petroleum and Hydro signed an agreement to form a joint venture for the development, construction and operation of a world-class aluminium plant in Qatar (Hydro’s share 50 percent). The signing of the joint venture agreement follows the heads of agreement between the partners, signed in December 2004. The smelter is expected to have an annual capacity of 585,000 mt of primary aluminium. The dedicated gas power plant has a planned installed capacity of 1,350 MW. The plant site is suitable to be expanded to an annual capacity of approximately 1.2 million mt.
Production build-up from the second expansion of the Alunorte alumina refinery in Brazil (owned 34 percent by Hydro) is expected to reach full annual production capacity of 4.2 million mt before the end of the second quarter of 2006. The refinery is now among the largest and the most costefficient in the world. In the fourth quarter of 2005, Hydro decided to participate in a third expansion of the refinery. The third expansion will increase annual capacity by more than 50 percent to close to 6.5 million mt.
Factors affecting developments in the coming quarters 10)
LME prices have remained at high levels throughout the first quarter of 2006. In April, primary aluminium was trading around US dollar 2,500 – 2,700 per mt. Financial investors have increasingly invested in long aluminium positions, adding volatility to the LME price.
The aluminium price continues to reflect higher costs to produce aluminium. Alumina prices for short-term delivery are still strong and are expected to remain firm, but weakening towards the end of the year as the global alumina supply is expected to increase.
The outlook for 2006 signals continued global economic growth. Industrial production in the major economies is forecasted to grow steadily, and most economic confidence factors are positive, with the major uncertainty relating to US consumer confidence.
Hydro expects Western World consumption of primary aluminium to increase about 3 percent in 2006 and around 6 percent globally. Production is assumed to increase approximately 2 percent in the Western World, and about 5 percent globally. Some announced capacity closures could be delayed due to the current strong aluminium prices. Estimated production for China for 2006 has recently been revised upwards and estimated net exports of primary metal are forecasted to reach the 2005 level of approximately 700,000 mt. A moderate inventory reduction of primary metal is foreseen during 2006.
Total costs related to the closure of the Norwegian Soderberg plants at Hoyanger and Ardal and the German metal plants in Hamburg and Stade are estimated at about NOK1 billion. Remaining costs relating to this program amount to approximately NOK 600 million and are expected to be incurred mainly in 2006 and 2007.
Hydro has established a new LME hedging program in order to secure acceptable operating margins for a portion of its primary metal production for 2006 – 2008. Under the program, 130,000 mt have been sold forward on the LME at price levels of approximately USD 2,150 per mt with contracts evenly spread over the last three quarters of 2006. In addition, Hydro has sold 330,000 mt of primary aluminium forward on the LME, in total for 2007 and 2008, at an average price of USD 2,250 per mt.
Energy costs for Hydro’s upstream aluminium operations are expected to increase by NOK 1.2 billion for 2006 compared to 2005. New energy contracts for 2006 – 2008 relating to the Rheinwerk smelter located in Neuss, Germany, have been entered into at market prices. Increased costs relating to the smelters in Germany are estimated to reach NOK 850 million for 2006 while the remaining amount relates to Hydro’s long-term energy supply contracts mainly in Norway. Hydro does not expect any further significant cost increases for energy secured by medium and long-term contracts through the period ending 2010.

12 Hydro’s quarterly report 1st quarter 2006
Aluminium Products
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Rolled Products	461	230	754
Extrusion	(158)	109	275
Automotive	(5)	(144)	(1,384)
Other and eliminations	153	83	180

Total	452	279	(175)

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Rolled Products	603	395	1,565
Extrusion	(20)	242	867
Automotive	190	88	628
Other and eliminations	153	81	171

Total	926	806	3,231

Aluminium Products operating income amounted to NOK 452 million for the quarter, compared with operating income of NOK 279 million in the first quarter of 2005. Higher volumes had a positive influence on results for the quarter but margins remained under pressure. Results in the first quarter of 2006 were also impacted by positive metal effects 14) amounting to NOK 349 million and costs related to the funding of a deficit in a UK defined benefit pension plan of approximately NOK 380 million. Unrealized gains on LME contracts amounted to NOK 150 million for the first quarter of 2006, compared with unrealized gains of NOK 81 million in the first quarter of 2005.15) Operating income for the first quarter of 2005 was also impacted by a reversal of loss accruals amounting to NOK 116 million and charges of NOK 174 million relating to the closure of an automotive plant in Leeds, UK.
Market developments 10)
Demand for standard rolled products in Europe improved in the quarter and demand for specialized products remained relatively strong. Shipments were up about 4.5 percent during the first quarter, compared with the same quarter last year. Shipments in the US market for rolled products increased about 1.5 percent during the first quarter, compared with the first quarter of 2005.
The European market for general extrusions demonstrated strong growth during the first quarter, particularly within the construction and capital goods market sectors. Order intake improved during the quarter and customers inventories have increased from the low levels experienced during 2005. Shipments increased about 6 percent during the quarter, compared with the same period last year. Shipments in the US extrusion market increased close to 5 percent during the first quarter, compared with the same quarter last year.
Preliminary figures for global light vehicle sales indicated a growth rate of 6 – 7 percent during the first quarter of 2006, compared with the first quarter of 2005. Total North American sales were up about 1 percent during the same period, but the three big US producers continue to lose market share to Asian brands. Western European sales rose about 3.5 percent on the same basis.
Factors affecting developments in the coming quarters 10)
The economic outlook for Europe is improving with leading indicators mainly pointing to positive developments. Industrial production within the Euro zone is expected to grow 2 – 2.5 percent during 2006, while growth estimates for Germany are in the range of 3 – 3.5 percent.

14)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of rolled products has a duration of two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have the opposite effect.
15.	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges. Such effects are included as part of Other and eliminations within Aluminium Products. Gains and losses on LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

Hydro’s quarterly report 1st quarter 2006 13
The European rolled products and extrusion markets are expected to grow in line with industrial production during 2006, somewhat more if customers increase their inventories. Growth rates experienced in the beginning of 2006 have been influenced by a positive pipeline effect relating to destocking by customers toward the end of 2005. Overall, markets are expected to grow by around 3 percent in 2006, compared with 2005. Margins are expected to remain under pressure as a result of continued increasing metal prices.
The US economy continues to advance at a steady pace, and consumption of semi-finished aluminium products in 2006 is expected to continue to grow accordingly.
The global light vehicle automotive market is expected to grow moderately during 2006. Developments in the United States are expected to be flat, while the European market is expected to improve moderately.
Rolled Products
Operating income
Rolled Products’ operating income for the first quarter of 2006 was NOK 461 million, compared with NOK 230 million in the first quarter of 2005. Operating income included a positive metal effect of NOK 349 million in the first quarter 2006, compared with a negative metal effect of NOK 9 million in the first quarter 2005, reflecting increasing metal prices. Results for the first quarter of 2005 were also impacted by a reversal of loss accruals amounting to NOK 116 million.
Hydro’s total sales volumes increased about 6.5 percent during the first quarter of 2006, compared with the same quarter in 2005. European shipments, amounting to roughly 78 percent of the total volumes, increased about 8 percent. Overseas sales were flat. Increased volumes during the first quarter of 2006 contributed to an increase in operating income for the quarter of NOK 78 million.
Margins measured in Euro were slightly improved, compared with the first quarter of 2005, but margins measured in Norwegian kroner were relatively flat due to a stronger NOK/Euro exchange rate. Increased power and other capacity related costs negatively impacted operating income for the quarter by NOK 94 million, compared with the first quarter of 2005.
Adjusted EBITDA
Adjusted EBITDA in the first quarter of 2006 was NOK 603 million, compared to NOK 395 million for the first quarter of 2005.
Extrusion
Operating income
Hydro’s extrusion operations incurred an operating loss of NOK 158 million in the first quarter of 2006, compared with an operating income of NOK 109 million in the same quarter in 2005. Results for the quarter included costs relating to the funding of a deficit in a UK defined benefit pension plan referred to above, amounting to NOK 340 million.
Hydro’s European extrusion shipments increased about 15 percent during the first quarter, while shipments within North America increased by 8 percent, both compared with the first quarter of 2005. The improved volumes increased operating income by approximately NOK 250 million for the quarter.
Margins were down as a result of metal price increases that could not be fully recovered from customers. Margins for Hydro’s building systems business increased somewhat, partly offsetting negative effects from increased costs and reduced margins on other extruded products. The net margin effects together with increased capacity related costs reduced operating income by NOK 176 million for the quarter.
Adjusted EBITDA
Adjusted EBITDA in the first quarter of 2006 was negative NOK 20 million, compared with positive NOK 242 million in the same quarter of 2005.
Automotive
Operating income
Hydro’s automotive operations incurred an operating loss of NOK 5 million in the first quarter 2006, compared with an operating loss of NOK 144 million in the same quarter in 2005. Results for the first quarter of 2006 included costs relating to the funding of a deficit in a UK defined benefit pension plan referred to above, amounting to NOK 25 million. Result for the first quarter of 2005 included costs related to the closure of the Leeds automotive plant amounting to NOK 174 million. Positive effects resulting from increased shipments in the first quarter of 2006 were offset by reduced margins.
Adjusted EBITDA
Adjusted EBITDA in the first quarter of 2006 was NOK 190 million, compared with NOK 88 million in the same quarter of 2005.

14 Hydro’s quarterly report 1st quarter 2006
Other activities
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Polymers	72	194	69
Other	42	(20)	(71)

Total	114	175	(2)

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Polymers	174	326	564
Other	161	95	1,316

Total	335	422	1,880

Other activities consists of Polymers, the casualty insurance company Industriforsikring, Hydro’s internal services and BioMar Holding A/S (sold in December 2005).
Polymers
Operating income for Polymers amounted to NOK 72 million in the first quarter of 2006, compared to operating income of NOK 194 million for the same period in 2005. The decline primarily resulted from higher raw material costs and lower S-PVC prices partly offset by higher sales volumes.
Adjusted EBITDA amounted to NOK 174 million in the first quarter compared to NOK 326 million in 2005. Results from non-consolidated investees decreased by NOK 38 million in the quarter compared to the first quarter of 2005, mainly due to lower contribution from Qatar Vinyl Company.
Following the Noretyl expansion and the completion of the new chlorine plant at Rafnes in 2005, all plants are performing well and production was record high during the quarter. The conversion of the older diaphragm chlorine plant at Rafnes to membrane technology is progressing according to plan and is expected to be completed during the second half of 2006.
Corporate Activities and Eliminations
Operating income for Corporate activities and eliminations amounted to NOK 1,136 million for the quarter, compared with NOK 391 million in first quarter of 2005. The result for the quarter includes a credit of NOK 1,259 million relating to the elimination of unrealized losses on power purchase contracts, compared to a corresponding credit of NOK 535 million in the first quarter of 2005.
Hydro’s energy and oil marketing unit is responsible for ensuring the supply of electricity for Hydro’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Energy and Oil marketing, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment booked within Energy and Oil marketing resulted in the positive effect on operating income in the first quarter of 2006 indicated above.
The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net costs related to pensions and related social security for the quarter amounted to a credit of NOK 131 million, compared to charges of NOK 15 million in the corresponding quarter of 2005. The amount for the first quarter of 2006 includes the reversal of costs relating to funding a deficit in a UK defined benefit pension plan of approximately NOK 380 million. The amount for the first quarter of 2005 included the reversal of a settlement loss charged to Automotive related to the plant closure in Leeds amounting to NOK 154 million.

Hydro’s quarterly report 1st quarter 2006 15
Finance

	First quarter		Year
NOK million	2006	2005	2005

Interest income	233	207	897
Dividends received / net gain (loss) on securities	179	104	338

Interest income and other financial income	412	311	1,235

Interest expense	(451)	(410)	(1,745)
Capitalized interest	279	165	867
Net foreign exchange gain (loss)	529	(951)	(2,159)
Other	(10)	(26)	(89)

Interest expense and foreign exchange gain/(loss)	347	(1,221)	(3,125)

Net financial income (expense)	759	(910)	(1,890)

Net financial income for the first quarter amounted to NOK 759 million, including a net currency gain of NOK 529 million. The currency gain was mainly due to the weakening of the US dollar during the quarter resulting in gains on Hydro’s US dollar denominated debt and currency contracts. The first quarter of 2005 included a net currency loss amounting to NOK 951 million.
Higher capitalized interest in 2006 was the main reason for the reduction in net interest expense for the first quarter 2006 compared to the same quarter last year.
Net interest-bearing debt decreased by about NOK 12 billion during the quarter to nil reflecting Hydro’s strong cash flow from operations. Income taxes of NOK 12 billion were paid on 3 April 2006.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.17 at the end of the quarter, compared to 0.31 at the end of the fourth quarter of 2005.
Tax
The provision for current and deferred taxes amounted to NOK 13,117 million for the quarter, approximately 69 percent of income before tax and minority interest. Most of the amount consists of current taxes. The equivalent amount for 2005 was NOK 7,283 million, approximately 66 percent of income before tax and minority interest.
The high tax rate in both quarters resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent. The increase in the tax rate for the first quarter of 2006 compared with the corresponding quarter of 2005 is mainly due to increased earnings from oil and gas activities in Norway, where the marginal tax rate is 78 percent, and increased exploration activity outside Norway where the effective tax rates are much lower.
Oslo, 26 April 2006
Board of Directors

16 Hydro’s quarterly report 1st quarter 2006
Liquidity and Capital Resources
Reference is made to the “Liquidity and Capital Resources” section of Hydro’s Annual Report and Form 20-F 2005.
Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. During the first three months of 2006, net cash generated by Hydro’s operations of NOK 15.7 billion was sufficient to fund the net cash used in investing activities of NOK 4.2 billion. Hydro used another NOK 1.1 billion in financing activities, mainly related to repayments of short-term debt. Including net foreign currency losses on cash of NOK 0.1 billion, Hydro’s cash balance increased by NOK 10.3 billion.
Net cash provided by operating activities amounted to NOK 15,650 million for the three months ended 31 March 2006, which was nearly twice the amount of the corresponding period of 2005. The improvement reflects increased earnings due to sustained high oil and gas prices and improved aluminium prices. Net cash provided by operating activities amounted to NOK 8,468 million for the three months ended 31 March 2005.
Net cash used in investing activities in the first three months of 2006 amounted to NOK 4,151 million compared to NOK 6,517 million for the same period of 2005, a decrease of NOK 2,366 million. Purchases of short-term investments decreased by NOK 4,412 million while net cash used for capital expenditure investments increased by NOK 2,046 million as compared to first quarter 2005.
Net cash used in financing activities was NOK 1,107 million for the three months ended 31 March 2006, essentially unchanged as compared to net cash used in financing activities of NOK 899 million for the corresponding period of 2005.
Liquidity
Cash and cash equivalents were NOK 20.8 billion as of 31 March 2006 compared to NOK 10.5 billion as of 31 December 2005. Hydro’s cash positions and short-term investments including bank term deposits amounted to NOK 24.6 billion as of 31 March 2006 compared to NOK 14.3 billion at the end of 2005.
As discussed in the 2005 20-F, Hydro continues to expect that cash from continuing operations, together with the liquid holdings and available credit facilities, will be more than sufficient to meet all planned capital expenditures, operational requirements, dividends and debt repayments in 2006.
Market risk
Reference is made to Item 11 in Hydro’s Annual Report and Form 20-F 2005.
During the first quarter of 2006, Hydro’s total financial derivative sensitivity decreased to some extent compared to the previous quarter. An overview per Business Area follows.
For Oil & Energy, an increase in oil price sensitivity on derivate positions was compensated by a decrease in natural gas derivative positions.
In Aluminium Metal, Trading reduced its exposure through increased buybacks of short positions through customer sales. The sensitivity on derivatives used for hedge accounting purposes has increased due to larger volumes sold forward.
Total USD sensitivity fell marginally, whilst interest rate sensitivity was relatively unchanged, compared to the previous quarter.
The total fair value of all financial and derivative positions has been greatly balanced compared to the previous quarter, due to a weaker USD to NOK in addition to larger cash balances.
As discussed in the 2005 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of Hydro. Therefore, Hydro’s management cautions against relying on the information presented.

Hydro’s quarterly report 1st quarter 2006 17
Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway
We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of 31 March 2006 and 2005, and the related condensed consolidated statements of income and cash flows for the three-month periods then ended. These interim financial statements are the responsibility of the Company’s management.
We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
As discussed in the Segment measures note, the accompanying segment measures to the condensed consolidated financial statements for the quarter ended 31 March 2005 and the year ended 31 December 2005 have been restated.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2005, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 7 March 2006 (26 April 2006 as to Note 5, which has been restated), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2005, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.
/s/ Deloitte Statsautoriserte Revisorer AS
Oslo, Norway
26 April 2006

18 Hydro’s quarterly report 1st quarter 2006
Condensed consolidated statements of income
(unaudited)

	First quarter			Year
	2006	2006	2005	2005
Million, except share and per share data	NOK	EUR1)	NOK	NOK

Operating revenues	55,416	6,965	42,152	174,201
Depreciation, depletion and amortization	4,142	521	3,547	16,086
Other operating costs	33,407	4,199	26,851	111,683

Operating income	17,867	2,246	11,754	46,432

Equity in net income of non-consolidated investees	316	40	213	619
Financial income (expense), net	759	95	(910)	(1,890)
Other income (loss), net	—	—	—	990

Income before tax and minority interest	18,943	2,381	11,057	46,152

Income tax expense	(13,117)	(1,649)	(7,283)	(30,317)
Minority interest	43	5	(81)	(118)

Income before cumulative effect of change in accounting principle	5,869	738	3,693	15,716
Cumulative effect of change in accounting principles	—	—	—	(78)

Net income	5,869	738	3,693	15,638

Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) 2)	23.50	2.95	14.70	62.70
Basic and diluted earnings per share (in NOK and Euro) 2)	23.50	2.95	14.70	62.40

Weighted average number of outstanding shares	250,138,464	250,138,464	250,839,230	250,807,304

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2006, which was 7.9561.
2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

     The accompanying notes are an integral part of these consolidated financial statements.

Hydro’s quarterly report 1st quarter 2006 19
Condensed consolidated balance sheets
(unaudited)

	31 March			31 December
	2005	2006	2005	2006
Million, except share and per share data	NOK	EUR1)	NOK	NOK

Assets
Cash and cash equivalents	20,762	2,610	15,467	10,463
Short-term investments	3,850	484	15,392	3,865
Receivables and other current assets	47,292	5,944	38,538	41,411
Inventories	15,230	1,914	13,824	14,553

Total current assets	87,133	10,952	83,222	70,293

Property, plant and equipment, less accumulated depreciation, depletion and amortization	127,362	16,008	106,648	128,191
Other assets	29,222	3,673	23,919	28,711

Total non-current assets	156,584	19,681	130,567	156,902

Total assets	243,717	30,633	213,789	227,195

Liabilities and shareholders’ equity

Bank loans and other interest-bearing short-term debt	3,640	457	4,547	4,658
Current portion of long-term debt	216	27	746	379
Other current liabilities	61,334	7,709	48,780	48,219

Total current liabilities	65,190	8,194	54,073	53,256

Long-term debt	20,814	2,616	20,396	21,387
Other long term liabilities	23,059	2,898	18,475	22,363
Deferred tax liabilities	33,850	4,255	29,449	33,713

Total long-term liabilities	77,722	9,769	68,320	77,462

Minority shareholders’ interest in consolidated subsidiaries	907	114	1,513	981

Share capital	4,739	596	4,739	4,739
Other shareholders’ equity	95,159	11,961	85,144	90,756

Shareholders’ equity	99,898	12,556	89,883	95,495

Total liabilities and shareholders’ equity	243,717	30,633	213,789	227,195

Total number of outstanding shares	250,138,464	250,138,464	250,839,230	250,138,464

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2006, which was 7.9561.
   The accompanying notes are an integral part of these consolidated financial statements.

20     Hydro’s quarterly report 1st quarter 2006
Condensed consolidated statements of cash flows
(unaudited)

	Three months ended 31 March			Year
	2006	2005	2005	2005
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	5,869	738	3,693	15,638

Adjustments:
Depreciation, depletion and amortization	4,142	521	3,547	16,086
Other adjustments	5,639	709	1,228	(4,339)

Net cash provided by operating activities	15,650	1,967	8,468	27,385

Investing activities:

Purchases of property, plant and equipment	(4,109)	(516)	(3,531)	(17,562)
Purchases of other long-term investments	(263)	(33)	(38)	(17,263)
Purchases of short-term investments	—	—	(4,412)	(15,162)
Proceeds from sales of property, plant and equipment	69	9	1,115	1,362
Proceeds from sales of other long-term investments	152	19	349	1,862
Proceeds from sales of short-term investments	—	—	—	22,445

Net cash used in investing activities	(4,151)	(522)	(6,517)	(24,318)

Financing activities:

Loan proceeds	3	—	508	1,844
Principal repayments	(1,125)	(141)	(441)	(2,102)
Ordinary shares purchased	—	—	(981)	(1,589]
Ordinary shares issued	15	2	15	71
Dividends paid	—	—	—	(5,021)

Net cash used in financing activities	(1,107)	(139)	(899)	(6,797)

Foreign currency effects on cash	(93)	(12)	49	(173)

Net increase (decrease) in cash and cash equivalents	10,299	1,294	1,101	(3,903)

Cash and cash equivalents at beginning of period	10,463	1,315	14,366	14,366

Cash and cash equivalents at end of period	20,762	2,610	15,467	10,463

1) Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2006, which was 7.9561.
The accompanying notes are an integral part of these consolidated financial statements.

Hydro’s quarterly report 1st quarter 2006    21
Notes to the condensed consolidated financial statements
The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2005 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended 31 December 2005 with the addition of the accounting standards implemented during 2006. The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented.
The interim financial statements are unaudited and certain information and footnote disclosures normally included in the annual financial statements have been condensed or omitted. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. Unless otherwise stated, comparative figures are for the corresponding period in 2005. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2006 presentation. As a result of rounding adjustments, the figures in one or more columns in the condensed consolidated financial statements may not add up to the total of that column.
Changes in Accounting Principles
Share-Based Compensation
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. The revised standard focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires that all share-based payment plans be recognized in the financial statements at fair value.
Effective 1 January, 2006, Hydro adopted FASB Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” using the modified prospective approach. During first quarter 2006 Hydro has not granted any new stock options, neither has Hydro changed any of the terms of the existing stock option plans nor entered into any other new share-based payment agreements. All Hydro stock option plans in place as of 31 December 2005 are cash settled and the liability recognized in the financial statements related to these plans is therefore now measured at fair value in accordance with SFAS 123 (R). However, the impact of adopting SFAS 123 (R) on Hydro’s financial statements for the first quarter of 2006 is de minimis and the income statement cumulative effect of change in accounting principle is nill.
Accounting Changes and Error Corrections
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles.
Effective 1 January, 2006, Hydro adopted FASB Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. Hydro did not have any accounting changes or error corrections within the scope of SFAS 154 during the first quarter of 2006.
Altersteilzeit (ATZ) Early Retirement Programs
In June 2005 the EITF reached a consensus on Issue No. 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under the FASB Statement of Financial Accounting Standards No. 112 “Employers’ Accounting for Postemployment Benefits”. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy. The impact of adopting EITF No. 05-05 on Hydro’s financial statements has not been material.
New Pronouncements
FASB Statement No. 155
In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140”. The standard affects companies that hold or issue financial instruments with embedded derivatives that otherwise would require bifurcation and companies that invest in securitized financial assets. The standard allows entities to make an irrevocable election to measure hybrid financial instruments at fair value in its entirety, with changes recognized in earnings, rather than bifurcate and value separately the embedded derivative and host contract. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after an entity’s first fiscal year that begins after September 15, 2006. Early adoption is permitted.

22    Hydro’s quarterly report 1st quarter 2006
Hydro currently does not have any financial instruments within the scope of SFAS 155. Hydro will implement SFAS 155 no later than first quarter 2007.
Inventory Counterparty Purchases and Sales
During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Issue No. 04-13 is effective for new arrangements entered into in the first interim period beginning after March 15, 2006. Hydro will implement EITF 04-13 no later than second quarter of 2006 with no material impact expected.
Short-term investments

	31 March		31 December
NOK million	2006	2005	2005

Bank time deposits	1,851	13,561	1,851
Marketable equity securities	511	438	517
Debt securities and other	1,488	1,393	1,498

Short-term investments	3,850	15,392	3,865

Receivables and other current assets

	31 March		31 December
NOK million	2006	2005	2005

Accounts receivable	29,363	25,732	24,117
Allowance for doubtful receivables	(786)	(894)	(784)
Short term deferred tax assets	2,219	1,110	2,166
Prepaid expenses and other current assets	16,495	12,590	15,912

Receivables and other current assets	47,292	38,538	41,411

Provision for doubtful accounts charged to the income statement in the first quarter of 2006 amounted to approximately NOK 15 million compared with NOK 7 million in the first quarter of 2005.
Inventories

	31 March		31 December
NOK million	2006	2005	2005

Finished goods	6,344	6,262	6,736
Work in progress	3,269	2,503	2,598
Raw materials	5,617	5,059	5,218

Total inventories	15,230	13,824	14,553

Hydro’s quarterly report 1st quarter 2006    23
Property, plant and equipment

		31 March	31 December
NOK million	2006	2005	2005

Property, plant and equipment, original cost	251,583	217,081	248,985
Accumulated depreciation	(124,221)	(110,433)	(120,795)

Net property, plant and equipment	127,362	106,648	128,191

Other current liabilities

		31 March	31 December
NOK million	2006	2005	2005

Accounts payable	14,948	13,801	14,035
Income taxes payable	24,727	19,718	13,843
Payroll and value added taxes	3,276	3,453	2,956
Accrued liabilities	11,625	9,070	10,605
Other liabilities	6,759	2,738	6,779

Other current liabilities	61,334	48,780	48,219

Financial income and expense

		First quarter	Year
NOK million	2006	2005	2005

Interest income	233	207	897
Dividends received / net gain (loss) on securities	179	104	338

Interest income and other financial income	412	311	1235

Interest expense	(451)	(410)	(1,745)
Capitalized interest	279	165	867
Net foreign exchange gain (loss)	529	(951)	(2,159)
Other	(10)	(26)	(89)

Interest expense and foreign exchange gain/(loss)	347	(1,221)	(3,125)

Net financial income (expense)	759	(910)	(1,890)

24    Hydro’s quarterly report 1st quarter 2006
Changes in shareholders’ equity
(unaudited)

		First quarter	Year
NOK million	2006	2005	2005

Shareholders’ equity at beginning of period	95,495	85,890	85,890
Net income	5,869	3,693	15,638
Dividends declared and paid 1)		—	(5,021)
Foreign currency translation, net	(900)	526	711
Hedge of net investment and cash flow hedge 2)	(567)	(215)	(718)
Other items recorded directly to shareholders’ equity	2	(11)	(519)
Net purchase of treasury stock	—	—	(487)
Shareholders’ equity at end of period	99,898	89,883	95,495

1) Dividends are declared and paid once each year. Dividends declared and paid constitues NOK 20.00 per share in 2005.
2) As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

		First quarter	Year
NOK million	2006	2005	2005

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	281	207	830
Interest cost on prior period benefit obligation	321	323	1,292
Expected return on plan assets	(268)	(248)	(1,003)
Recognized net loss	109	75	283
Amortization of prior service cost	28	31	107
Curtailment loss	—	1	1

Net periodic pension cost	471	389	1,510
Defined contribution plans	6	9	45
Multiemployer plans	6	9	26
Termination benefits and other	65	187	604

Total net periodic pension cost	549	594	2,185

Hydro’s quarterly report 1st quarter 2006    25
Comprehensive Income
Total comprehensive income is comprized of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income was NOK 4,403 million for the three months ended 31 March 2006 compared to NOK 3,993 million for the corresponding period of the prior year, an increase of
NOK 410 million. The increase was primarily related to higher net income which was partly offset by net negative foreign currency translation effects in the first three months of 2006 as compared to the corresponding period of 2005.
Total comprehensive income for the year ended 31 December 2005 was NOK 15,113 million.
Repurchase of Shares
The extraordinary general meeting held on 1 December 2004 authorized Hydro’s Board of Directors to buy back up to 5,617,621 of Hydro’s shares in the market over the following 18 months for the purpose of subsequent cancellation. The authorization expires in May 2006 and does not allow for share repurchases at shares prices above NOK 700 per share. The Norwegian State has agreed to participate in the redemption and cancellation of a proportional number of shares. The State’s ownership share will, therefore, remain unaffected by the buy-back and cancellation. In total, up to 10 million shares may be cancelled, equivalent to approximately four percent of the outstanding shares. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
The following table shows the total number of shares repurchased in the open market and the average price paid per share for each month starting June 2005, the month Hydro began to buy-back its shares under the program described above.
As of the filing of this report, the remaining number of shares that may yet be purchased under the same program was 4,683,221. The Board of Directors will propose to the Annual General Meeting on 9 May 2006 to cancel the shares repurchased under this program, and redeem and cancel a proportionate share of the Norwegian State’s shares simultaneously.
In addition the Board of Directors will propose to the Annual General Meeting on 9 May 2006 to approve a new buyback authorization of 8,000,000 shares over a one-year period, with the same conditions as previously, whereby approximately 4,494,096 shares can be purchased in the market. The proposed share price interval for which buybacks can be made is for share prices between NOK 250 and NOK 1,500 per share.
The value of each Hydro share is now significantly above other shares listed on the Oslo Stock Exchange. Hydro’s Board of Directors consider it appropriate that the value of the Hydro share is brought more in line with the other shares listed on the Oslo Stock Exchange. The Board of Directors will therefore propose to the Annual General Meeting on 9 May 2006, that one old Hydro share is split into five new shares.

			Total number of shares	Maximum number of
			purchased as part of	shares that may yet
	Total number of	Average price paid per	publicly announced	be purchased under
Period	shares purchased	share in NOK	program	the programs

June 2005	96,600	531.52	96,600	5,521,021
August 2005	97,400	661.85	97,400	5,423,621
September 2005	116,400	684.66	116,400	5,307,221
October 2005	106,000	633.45	106,000	5,201,221
November 2005	413,000	661.31	413,000	4,788,221
December 2005	105,000	691.31	105,000	4,683,221

Total	934,400	651.06	934,400	4,683,221

26    Hydro’s quarterly report 1st quarter 2006
Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
On 30 June 2004, the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005, an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon the government’s interpretation of the ESA’s decision. The amount will not be material to Hydro.
At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for nondelivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately USD 145 million. Risks related to non-performance have been mitigated by designated security arrangements. In an award by an arbitration court of 8 November 2005, the court ruled in favor of Hydro and the barter contract was held valid and enforceable. TadAZ has appealed the award to the High Court of London, challenging the arbitration court’s jurisdiction. Hydro is confident that the award of the arbitration court will be upheld.
As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a onetime charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel in Stockholm, Sweden as provided for under the contracts. Hydro filed its answer and a claim for a price increase on 24 November 2005.

Hydro’s quarterly report 1st quarter 2006    27
Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, writedowns and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meet the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either the premium charged by the scheme (UK) or charged based on service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations.
Effective 1 February 2006 Hydro decided to split the Aluminium segment into two new segments, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Eliminations and other, including unrealized gains and losses on LME contracts, have been split between the two segments. Accordingly, the segment results for the 2005 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.
Subsequent to the issuance of Hydro’s annual consolidated financial statements for 2005, management determined that certain intersegment revenues and expenses for the years 2005, 2004 and 2003 were incorrectly disclosed. As a result, such amounts have been restated from the amounts previously reported. These disclosures had no impact on the consolidated financial position, revenues or results of operations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments.

28    Hydro’s quarterly report 1st quarter 2006
Individual operating segments
Operating revenues

	First quarter			Year
	2006	2005		2005
NOK million		Restated	2)	Restated	2)

Exploration and Production	21,311	14,574		64,201
Energy and Oil Marketing	23,733	17,059		72,440
Eliminations	(15,943)	(11,370)		(50,166)

Hydro Oil & Energy	29,101	20,263		86,475

Aluminium Metal 1)	17,968	13,653		54,579
Aluminium Products 1)	13,000	11,404		45,446
Other activities	2,975	3,102		12,297
Corporate and eliminations	(7,627)	(6,270)		(24,597)

Total	55,416	42,152		174,201

External revenues

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	6,423	4,176	18,362
Energy and Oil Marketing	22,300	15,741	65,742
Eliminations	2	—	—

Hydro Oil & Energy	28,725	19,917	84,104

Aluminium Metal 1)	11,637	8,643	35,642
Aluminium Products 1)	12,942	11,283	44,933
Other activities	2,117	2,305	9,510
Corporate and eliminations	(5)	3	11

Total	55,416	42,152	174,201

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Certain internal revenues within the Oil and Energy business area were inadvertently reported as intersegment revenues in prior periods. Prior periods have been amended to correct the error.

Hydro’s quarterly report 1st quarter 2006    29
Internal revenues

	First quarter			Year
	2006	2005		2005
NOK million		Restated	2)	Restated	2)

Exploration and Production	14,888	10,398		45,838
Energy and Oil Marketing	(1,433)	1,318		6,698
Eliminations	(15,945)	(11,370)		(50,166)

Hydro Oil & Energy	376	346		2,371

Aluminium Metal 1)	6,331	5,010		18,937
Aluminium Products 1)	58	121		513
Other activities	858	797		2,787
Corporate and eliminations	(7,623)	(6,274)		(24,608)

Total	—	—		—

Depreciation, depletion and amortization

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	2,989	2,397	9,961
Energy and Oil Marketing	184	138	651
Eliminations		—	—

Hydro Oil & Energy	3,173	2,536	10,612

Aluminium Metal 1)	415	398	1,687
Aluminium Products 1)	441	481	3,246
Other activities	110	125	517
Corporate and eliminations	3	7	22

Total	4,142	3,547	16,086

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.

2)	Certain internal revenues within the Oil and Energy business area were inadvertently reported as intersegment revenues in prior periods. Prior periods have been amended to correct the error.

30 Hydro’s quarterly report 1st quarter 2006
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	13,102	9,057	40,594
Energy and Oil Marketing	967	1,046	3,575
Eliminations	57	(261)	(719)

Hydro Oil & Energy	14,126	9,842	43,451

Aluminium Metal 1)	2,040	1,068	2,694
Aluminium Products 1)	452	279	1175]
Other activities	114	175	(2)
Corporate and eliminations	1,136	391	464

Total	17,867	11,754	46,432

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	16,100	11,456	50,601
Energy and Oil Marketing	1,241	1,220	4,456
Eliminations	57	(261)	(719)

Hydro Oil & Energy	17,398	12,416	54,339

Aluminium Metal 1)	2,775	1,636	4,821
Aluminium Products 1)	926	806	3,231
Other activities	335	422	1,880
Corporate and eliminations	1,336	573	1,223

Total	22,769	15,852	65,493

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.

Hydro’s quarterly report 1st quarter 2006 31
Operating income — adjusted EBIT — adjusted EBITDA First quarter 2006

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	13,102	2	4	2	—	13,111	2,989	16,100
Energy and Oil Marketing	967	56	12	16	—	1,051	190	1,241
Eliminations	57	—	—	—	—	57	—	57

Hydro Oil & Energy	14,126	58	17	18	—	14,219	3,179	17,398

Aluminium Metal 1)	2,040	230	1	79		2,349	425	2,775
Aluminium Products 1)	452	16	4	—	—	471	455	926
Other activities	114	13	20	77	—	224	110	335
Corporate and eliminations	1,136	—	191	6	—	1,333	3	1,336

Total	17,867	316	233	179	—	18,596	4,173	22,769

Investments 2)

	First quarter		Year
NOK million	2006	2005	2005

Exploration and Production	3,461	2,279	33,846
Energy and Oil Marketing	246	384	2,333
Eliminations	—	—	—

Hydro Oil & Energy	3,707	2,663	36,179

Aluminium Metal 1)	388	326	1 ,792	3)
Aluminium Products 1)	232	215	1 ,970	3)
Other activities	107	232	1,097
Corporate and eliminations	12	28	72

Total	4,445	3,464	41,110

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products.
Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.
3)	Includes effect of change in accounting principles (FIN 47). Non-cash increase in investment of NOK 186 million for Aluminium Metal and NOK 9 million for Aluminium Products.

32 Hydro’s quarterly report 1st quarter 2006
Additional information Aluminium Products

	First quarter		Year	Year
NOK million	2006	2005	2005	2004

Operating revenues

Rolled Products	5,555	4,931	19,490	20,288
Extrusion	5,098	4,159	16,826	17,137
Automotive	2,575	2,412	9,393	10,228
Other and eliminations	(228)	(98)	(262)	(1,254)

Total	13,000	11,404	45,446	46,399

External revenues

Rolled Products	5,517	4,781	18,949	18,729
Extrusion	4,883	4,108	16,622	16,914
Automotive	2,476	2,403	9,367	10,172
Other and eliminations	66	(8)	(4)	3

Total	12,942	11,283	44,933	45,819

Depreciation, depletion and amortization

Rolled Products	132	151	773	687
Extrusion	132	130	562	525
Automotive	176	203	1,920	952
Other and eliminations	—	(2)	(8)	—

Total	441	481	3,246	2,164

Operating income (loss)

Rolled Products	461	230	754	626
Extrusion	(158)	109	275	606
Automotive	(5)	(144)	(1,384)	(350)
Other and eliminations	153	83	180	241

Total	452	279	(175)	1,123

Adjusted EBITDA

Rolled Products	603	395	1,565	1,361
Extrusion	(20)	242	867	1,152
Automotive	190	88	628	707
Other and eliminations	153	81	171	241

Total	926	806	3,231	3,461

Hydro’s quarterly report 1st quarter 2006 33
Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors -, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the

34 Hydro’s quarterly report 1st quarter 2006
return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
Combined information for the Aluminium business
Hydro refers to combined information for the Aluminium activities, including both the Aluminium Metal business area and the Aluminium Products business area, and eliminations related to transactions between those areas, which are included in Corporate and Elimination. The activities were organized as one business area, Aluminium, until the end of January 2006. Management makes regular use of these measures and believes that combined information about the Aluminium activities gives important information about Hydro’s activities related to the Aluminium businesses in addition to the information provided for the segments separately and for the group as a whole.
Management uses this information to assess the impact of horizontal integration in the aluminium activities, in addition to reviewing the business areas Aluminium Metal and Aluminium Products individually.
The combined information for the Aluminium business should not be construed as an alternative to segment information under GAAP or to consolidated financial statements.

Hydro’s quarterly report 1st quarter 2006 35
Adjusted net interest-bearing debt to equity

	31 March		31 December
NOK million	2006	2005	2005

Cash and cash equivalents	20,762	15,467	10,463
Short-term assets	3,850	15,392	3,865
Bank loans and other interest-bearing short-term debt	(3,640)	(4,547)	(4,658)
Current portion of long-term debt	(216)	(746)	(379)
Long-term debt	(20,814)	(20,396)	(21 ,387)

Net interest-bearing debt	(57)	5,169	(12,095)

Net pension liabilities at fair value	(13,402)	(10,404)	(13,529)
Expected income tax benefit on pension liability (30%)	4,021	3,121	4,059
Operating leases committments discounted at 6,9% 1)	(6,287)	(4,062)	(6,287)

Adjusted net interest-bearing debt	(15,726)	(6,176)	(27,853)

Shareholders’ equity	(99,898)	(89,883)	(95,495)
Minority interest	(907)	(1,513)	(981)

Shareholders’ equity and minority interests	(100,805)	(91 ,396)	(96,476)

Net pension liabilities not recognized without equity effect	8,476	6,337	8,474
Expected income tax benefit (30%)	(2,543)	(1,901)	(2,542)
Equity adjustment off-balance sheet pension liabilities	5,933	4,436	5,932

Adjusted Shareholders’ equity and minority	(94,871)	(86,960)	(90,544)

Adjusted net debt/equity ratio	0.17	0.07	0.31

1)	The discount rate for the operating lease commitments is 6.9% (as of 2005), reflecting Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.25	0.29	0.28

36 Hydro’s quarterly report 1st quarter 2006
Return on average Capital Employed

First quarter
Amounts in NOK million	2006

Operating Income	17,867
Equity in net income of non-consolidated investees	316
Other income/expense, net	—
Earnings before tax	18,183
Adjusted Income tax expense 1)	(12,967)

Earnings after tax	5,216

	31 March	31 December

Current assets 2)	62,521	55,964
Property, plant and equipment	127,362	128,191
Other assets 3)	29,222	28,711
Other current liabilities 4)	(61,334)	(48,219)
Other long-term liabilities 5)	(56,908)	(56,076)

Capital Employed	100,862	108,571

Return on average Capital Employed (RoaCE)	5.0%

1)	Tax reduction from financial items, NOK 150 million is excluded.
2)	Excluding Cash and cash equivalent and Short-term investments, but including Deferred tax assets.
3)	Including Deferred tax assets.
4)	Including Deferred tax liabilities.
5)	Including Accrued pension liabilities and Deferred tax liabilities.
Aluminium activities
Operating income (loss)

	First quarter		Year
NOK million	2006	2005	2005

Aluminium Metal	2,040	1,068	2,694
Aluminium Products	452	279	(175)
Eliminations	(108)	(6)	(8)

Total	2,384	1,341	2,511

Adjusted EBITDA

	First quarter		Year
NOK million	2006	2005	2005

Aluminium Metal	2,775	1,636	4,821
Aluminium Products	926	806	3,231
Eliminations	(108)	(6)	(8)

Total	3,593	2,436	8,044

Hydro’s quarterly report 1st quarter 2006 37
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward-looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected”, “scheduled”, “targeted”, “planned”, “proposed”, “intended” or similar statements.
Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro’s results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk, Regulation and Other Information — Risk Factors” on page 92 of Hydro’s Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

38 Hydro’s quarterly report 1st quarter 2006
Signatures
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA
/s/ John O. Ottestad
John O. Ottestad
(Executive Vice President and
Chief Financial Officer)
Date: 27 April 2006